SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 28, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer’s ID (CNPJ): 33.042.730/0001-04

Publicly-Held Company

Companhia Siderúrgica Nacional (“Company” or “CSN”) has received Official Letter BOVESPA 2723/2015-SAE of August 27, 2015, with the following content:

“We request clarification by August 28, 2015 regarding the content of the article published by the newspaper Valor Econômico on August 27, 2015 entitled “CSN negocia alongamento da dívida” (CSN negotiates extension of debt), as well as any other information deemed relevant.”

To this purpose, CSN clarifies the following:

1.   The Company is currently studying alternatives to reducing its leverage, including extending its debt profile and a possible review of its asset portfolio;

2.  Regarding the debt profile, the Company has not executed any instrument that requires disclosure to the market in accordance with the law;

3.  Regarding the review of its asset portfolio, there are no ongoing negotiations that require disclosure to the market in accordance with the law.

In the event of the occurrence of any act that constitutes a material fact, the Company shall promptly inform the market.

São Paulo, August 28, 2015.

________________________________________________________

Gustavo Henrique Santos de Sousa

Controllership, Tax and Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 28, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.